
15007746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


JUN 29 2015

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to ________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTANNASH COMPANY SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2014 and December 31, 2013

Notes to Financial Statements

Supplemental Schedule as of December 31, 2014

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 25, 2015

By: SPARTANNASH COMPANY
Plan Administrator



By: David M. Staples
Executive Vice President and Chief Operating Officer (Principal Financial Officer)

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.1	Performance Table


SpartanNash

SpartanNash Company
Savings Plus Plan for Union Associates

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013


Rehmann
Business wisdom delivered.

SpartanNash Company
Savings Plus Plan for Union Associates

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
SpartanNash Company Savings Plus Plan
for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***SpartanNash Company Savings Plus Plan for Union Associates*** (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying December 31, 2014 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the SpartanNash Company Savings Plus Plan for Union Associates' financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.



REHMANN ROBSON LLC

June 25, 2015
Grand Rapids, Michigan

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2014	2013
ASSETS		
Investments at fair value		
Plan interest in SpartanNash Company Savings Plus Master Trust	$ 32,697,342	$ 32,704,697
Notes receivable from participants	890,868	1,007,927
Net assets available for benefits at fair value	**33,588,210**	**33,712,624**
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,303)	(45,447)
Net assets available for benefits (equal to total assets)	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31	
	2014	2013
Additions to net assets attributed to		
Contributions		
Participants	$ 1,153,215	$ 1,250,411
Rollover	658	1,283
Total contributions	**1,153,873**	**1,251,694**
Investment income		
Net (depreciation) appreciation in aggregate fair value of investments in SpartanNash Company Savings Plus Master Trust	(99,910)	4,843,597
Dividends and interest	1,928,186	1,367,921
Total investment income	**1,828,276**	**6,211,518**
Interest income – notes receivable from participants	47,497	49,636
Total additions	**3,029,646**	**7,512,848**
Deductions from net assets attributed to		
Benefits paid to participants	3,128,786	3,211,394
Administrative expenses	20,148	15,194
Total deductions	**3,148,934**	**3,226,588**
Net (decrease) increase before plan transfers	**(119,288)**	**4,286,260**
Net transfers from (to) non-union plan	18	(2,245)
Net (decrease) increase	**(119,270)**	**4,284,015**
Net assets available for benefits		
Beginning of year	33,667,177	29,383,162
End of year	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

SpartanNash Company
Savings Plus Plan for Union Associates

NOTES TO FINANCIAL STATEMENTS

---

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***SpartanNash Company Savings Plus Plan for Union Associates***, formerly known as Spartan Stores, Inc. Savings Plus Plan for Union Associates, (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of SpartanNash Company (the "Plan Sponsor" or "Company") represented by the General Teamsters Union except for employees of the Nash Finch Company and its subsidiaries. Employees are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2015, the name of the plan was changed to the "SpartanNash Company Savings Plus Plan for Union Associates."

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions ("rollovers") from other qualified defined benefit or defined contribution plans. Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (Note 2). The Plan has offered mutual funds, stable value collective trusts and the common stock of the Plan Sponsor as investment options for participants. Effective December 31, 2014, the Plan no longer offered the common stock of the Plan Sponsor as an investment option. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the note receivable cannot exceed $50,000, reduced by the participant's highest outstanding note receivable balance during the 12-month period immediately preceding the note receivable issuance date. The terms for new notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the note receivable was issued. Notes receivable from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payments as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants' elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan's administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There is also an administrative service fee charged to the individual participant's account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan's valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade-date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair market value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement. Interest income from notes receivable from participants is recorded on the accrual basis.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

SpartanNash Company
Savings Plus Plan for Union Associates

NOTES TO FINANCIAL STATEMENTS

2. INVESTMENTS

The Plan's investments consist of an interest in the SpartanNash Company Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net (depreciation) appreciation for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the years ended December 31:

	2014	2013
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	$ (1,767,359)	$ 29,252,058
Common stock	681,129	3,028,291
Total net (depreciation) appreciation	$ (1,086,230)	$ 32,280,349

The assets of the Master Trust are summarized as follows at December 31:

	2014	2013
Investments at fair value:		
Aberdeen International Equity Fund - Institutional Shares	$ 19,554,159*	$ -
Alger Small Cap Fund - Institutional Shares	-	4,119,574
Artisan Mid Cap Fund - Institutional Shares	29,390,689	-
Cohen & Steers Institutional Realty Shares Fund	1,190,507	-
Dodge & Cox Stock Fund	21,510,734	-
Eagle Small Cap Growth Fund I	6,677,390	-
Fidelity Balanced K Fund	37,168,311*	-
Fidelity Balanced Fund	-	12,696,871*
Fidelity Freedom K 2005 Fund	-	232,300
Fidelity Freedom K 2010 Fund	-	2,037,827
Fidelity Freedom K 2015 Fund	-	6,235,130
Fidelity Freedom K 2020 Fund	-	14,628,789
Fidelity Freedom K 2025 Fund	-	8,710,780
Fidelity Freedom K 2030 Fund	-	13,149,437
Fidelity Freedom K 2035 Fund	-	4,821,625
Fidelity Freedom K 2040 Fund	-	8,395,252
Fidelity Freedom K 2045 Fund	-	934,824

(Continued)

SpartanNash Company
Savings Plus Plan for Union Associates

NOTES TO FINANCIAL STATEMENTS

	2014	2013
Investments at fair value (continued):		
Fidelity Freedom K 2050 Fund	$ -	$ 1,456,698
Fidelity Freedom K 2055 Fund	-	741,127
Fidelity Freedom K Income Fund	-	1,703,320
Fidelity International Discovery Fund	-	15,394,515*
Fidelity Spartan Extended Market Index Advantage Fund	2,206,095	-
Harbor Capital Appreciation Fund - Institutional Shares	50,084,719*	25,862,764*
MFS Massachusetts Investors Trust Fund	-	13,940,898*
MFS Value R3 Fund	-	8,131,944
Nuveen Mid Cap Growth Opportunity Fund	-	9,303,960
Perkins Mid Cap Value Fund	-	6,919,934
PIMCO Total Return Fund - Admiral Shares	-	18,094,887*
PIMCO Total Return Fund - Institutional Class	26,349,430*	-
RS Emerging Markets Fund	-	673,837
RS Partners Fund	10,485,759	10,367,074
SpartanNash Company Common Stock	7,481,721*	7,685,996*
Spartan 500 Index Fund - Investor Class	47,702,281*	13,906,065
Templeton Institutional Foreign Equity Service Fund	534,922	-
T. Rowe Price Retirement Balanced Fund	4,246,579	-
T. Rowe Price Retirement 2010 Fund	4,281,983	-
T. Rowe Price Retirement 2015 Fund	9,976,819	-
T. Rowe Price Retirement 2020 Fund	28,876,421	-
T. Rowe Price Retirement 2025 Fund	16,140,672	-
T. Rowe Price Retirement 2030 Fund	22,181,200	-
T. Rowe Price Retirement 2035 Fund	8,756,997	-
T. Rowe Price Retirement 2040 Fund	13,020,615	-
T. Rowe Price Retirement 2045 Fund	2,540,304	-
T. Rowe Price Retirement 2050 Fund	3,096,385	-
T. Rowe Price Retirement 2055 Fund	1,292,466	-
Vanguard Selected Value Fund - Investor shares	18,245,357	-
Vanguard Retirement Savings Trust Fund II	41,392,158	-
Vanguard Total Bond Market Index Fund - Admiral Shares	1,838,283	-
Vanguard Emerging Markets Stock Index Fund - Admiral Shares	1,218,757	-
Vanguard Total International Stock Index Fund - Admiral Shares	1,268,985	-
Fidelity Managed Income Portfolio II Fund	19,709,945*	23,156,466*
Total investments	$ 458,420,643	$ 233,301,894
Plan's investment in the Master Trust	$ 32,697,342	$ 32,704,697
Plan's percentage interest in total assets of the Master Trust	7.13%	14.02%

*The Plan's share of the investment fund represents 5% or more of the SpartanNash Company Savings Plus Plan for Union Associates net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2014 and 2013:

Mutual funds: Shares held in mutual funds valued at quoted prices that represent the net asset value ("NAV") of shares held by the Plan at year end are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Stable value collective trusts: These investments are public investment securities valued using the NAV provided by Fidelity and are classified as Level 2. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common stock: SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2014	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 67,764,320	$ 67,764,320	$ -	$ -
Value funds	40,291,013	40,291,013	-	-
Growth funds	86,152,798	86,152,798	-	-
Equity funds	30,039,918	30,039,918	-	-
Index funds	54,234,401	54,234,401	-	-
Lifecycle funds	110,163,862	110,163,862	-	-
Other funds	1,190,507	1,190,507	-	-
Total mutual funds	389,836,819	389,836,819	-	-
Stable Value Collective Trusts	61,102,103	-	61,102,103	-
Common stock	7,481,721	7,481,721	-	-
Total investments held in Master Trust at fair value	**$ 458,420,643**	**$ 397,318,540**	**$ 61,102,103**	**$ -**

2013	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 46,186,273	$ 46,186,273	$ -	$ -
Value funds	15,051,878	15,051,878	-	-
Growth funds	39,286,298	39,286,298	-	-
Equity funds	24,981,809	24,981,809	-	-
Income funds	1,703,320	1,703,320	-	-
Index funds	13,906,065	13,906,065	-	-
Lifecycle funds	61,343,789	61,343,789	-	-
Total mutual funds	202,459,432	202,459,432	-	-
Stable Value Collective Trusts	23,156,466	-	23,156,466	-
Common stock	7,685,996	7,685,996	-	-
Total investments held in Master Trust at fair value	**$ 233,301,894**	**$ 210,145,428**	**$ 23,156,466**	**$ -**

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

Investment Type	2014			
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Collective Trusts:				
Fixed Income Securities	$ 61,102,103	$ -	Daily	Daily

Investment Type	2013			
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Stable Value Collective Trusts:				
Fixed Income Securities	$ 23,156,466	$ -	Daily	Daily

The following is a description of the investment strategy for Common Collective Trust accounts at December 31, 2014 and 2013:

Fixed Income Securities: These funds include investments that seek to provide current income and realize maximum total return, consistent with preservation of capital and prudent investment management, by investing in money market instruments, short-term U.S. government and agency securities, fixed income securities and corporate debt securities.

4. INVESTMENT CONTRACTS

The Plan, through the Master Trust, has entered into fully benefit-responsive investment contracts with Fidelity Investments (Fidelity) and Vanguard. Fidelity and Vanguard maintain contributions in general accounts which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity or Vanguard, as applicable. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract values. Contract values represent contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. The stable value collective trust investment issuers are contractually obligated to repay the principal and a specified interest rate that are guaranteed to the Plan.

As described in Note 1, because the stable value collective investment trust funds are fully benefit-responsive, contract values are the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts; however, the contracts are included in the statements of net assets available for benefits at fair value. The contract values of the investment contracts held by the Master Trust at December 31, 2014 and 2013 were $59,585,647 and $22,830,507, respectively.

There are no reserves against contract values for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on the interest rate credited to participants was approximately 1.32% and 1.12% for Fidelity for 2014 and 2013, respectively. For Vanguard, the average yield based on actual earnings was approximately 2.30% for 2014 and the interest rate credited to participants was approximately 1.89% for 2014.

Certain events limit the ability of the Plan to transact at contract values with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract values with participants are probable of occurring.

The stable value collective trusts do not permit Fidelity or Vanguard to terminate the agreements prior to the scheduled maturity dates.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $20,148 and $15,194 for 2014 and 2013, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $106,786,632 and $114,294,961 in such investments as of December 31, 2014 and 2013, respectively.

The Plan's investment in SpartanNash Company common stock as of December 31, 2014 and 2013 represents a party-in-interest transaction. The participating plans in the Master Trust together held 286,217 and 305,300 shares of SpartanNash Company common stock as of December 31, 2014 and 2013, respectively, representing approximately 0.76% and 0.82%, respectively, of the Company's outstanding shares as of each of those dates.

Cash dividends of $151,288 and $117,930 were paid to the Master Trust by SpartanNash Company during 2014 and 2013, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2011, that the Plan and the related master trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, stable value collective trusts and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

9. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $18 were transferred to the Plan in the normal course of Plan activities during 2014 from the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of the SpartanNash Company Savings Plus Plan. Assets totaling $2,245 were transferred from the Plan in the normal course of Plan activities during 2013 to the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of this Plan.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company
Savings Plus Plan for Union Associates

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$ 32,697,342
*	Notes receivable from participants	Notes receivable, maturity 1–15 years, with annual rates ranging between 5.25% and 10.50%, collateralized by participant account balances	890,868
	Total		**$ 33,588,210**

a) An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794, No. 333-145432, No. 333-161745 and No. 333-186683) for SpartanNash Company of our report dated June 25, 2015, relating to the statements of net assets available for benefits of SpartanNash Company Savings Plus Plan for Union Associates as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2014 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of SpartanNash Company Savings Plus Plan for Union Associates for the year ended December 31, 2014.



REHMANN ROBSON LLC

Grand Rapids, Michigan
June 25, 2015

EXHIBIT 99.1

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

JUNE 25, 2015

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of SpartanNash Company common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 26, 2010, and its value as of the end of each subsequent fiscal year shown below. SpartanNash Company's fiscal year previously ended on the last Saturday of March each year. Effective with the transition fiscal year ended December 28, 2013, SpartanNash Company's fiscal year ends on the Saturday closest to December 31.

	Initial Investment on 3/26/10 Value	3/26/11 Value	3/31/12 Value	3/30/13 Value	12/28/13 Value	01/03/15 Value
SpartanNash Company Common Stock	$ 1,000.00	$ 1,053.79	$ 1,287.38	$ 1,271.97	$ 1,742.12	$ 1,750.93

The Company began paying a quarterly dividend of $0.05 per common share on March 14, 2006. The quarterly dividend was increased to $.065 per common share on June 15, 2011, increased to $0.08 per common share on June 15, 2012, increased to $0.09 per common share on June 21, 2013 and increased to $0.12 per common share on March 28, 2014. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to _________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTANNASH COMPANY SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2014 and December 31, 2013

Notes to Financial Statements

Supplemental Schedule as of December 31, 2014

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 25, 2015

By: SPARTANNASH COMPANY
Plan Administrator



By: David M. Staples
Executive Vice President and Chief Operating Officer (Principal Financial Officer)

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.1	Performance Table


SpartanNash

SpartanNash Company
Savings Plus Plan for Union Associates

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013


Rehmann
Business wisdom delivered.

SpartanNash Company
Savings Plus Plan for Union Associates

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
SpartanNash Company Savings Plus Plan
for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***SpartanNash Company Savings Plus Plan for Union Associates*** (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying December 31, 2014 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the SpartanNash Company Savings Plus Plan for Union Associates' financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

June 25, 2015
Grand Rapids, Michigan

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2014	2013
ASSETS		
Investments at fair value		
Plan interest in SpartanNash Company Savings Plus Master Trust	$ 32,697,342	$ 32,704,697
Notes receivable from participants	890,868	1,007,927
Net assets available for benefits at fair value	**33,588,210**	**33,712,624**
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,303)	(45,447)
Net assets available for benefits (equal to total assets)	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31	
	2014	2013
Additions to net assets attributed to		
Contributions		
Participants	$ 1,153,215	$ 1,250,411
Rollover	658	1,283
Total contributions	**1,153,873**	**1,251,694**
Investment income		
Net (depreciation) appreciation in aggregate fair value of investments in SpartanNash Company Savings Plus Master Trust	(99,910)	4,843,597
Dividends and interest	1,928,186	1,367,921
Total investment income	**1,828,276**	**6,211,518**
Interest income – notes receivable from participants	47,497	49,636
Total additions	**3,029,646**	**7,512,848**
Deductions from net assets attributed to		
Benefits paid to participants	3,128,786	3,211,394
Administrative expenses	20,148	15,194
Total deductions	**3,148,934**	**3,226,588**
Net (decrease) increase before plan transfers	**(119,288)**	**4,286,260**
Net transfers from (to) non-union plan	18	(2,245)
Net (decrease) increase	**(119,270)**	**4,284,015**
Net assets available for benefits		
Beginning of year	33,667,177	29,383,162
End of year	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

SpartanNash Company
Savings Plus Plan for Union Associates

NOTES TO FINANCIAL STATEMENTS

---

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***SpartanNash Company Savings Plus Plan for Union Associates***, formerly known as Spartan Stores, Inc. Savings Plus Plan for Union Associates, (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of SpartanNash Company (the "Plan Sponsor" or "Company") represented by the General Teamsters Union except for employees of the Nash Finch Company and its subsidiaries. Employees are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2015, the name of the plan was changed to the "SpartanNash Company Savings Plus Plan for Union Associates."

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions ("rollovers") from other qualified defined benefit or defined contribution plans. Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (Note 2). The Plan has offered mutual funds, stable value collective trusts and the common stock of the Plan Sponsor as investment options for participants. Effective December 31, 2014, the Plan no longer offered the common stock of the Plan Sponsor as an investment option. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the note receivable cannot exceed $50,000, reduced by the participant's highest outstanding note receivable balance during the 12-month period immediately preceding the note receivable issuance date. The terms for new notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the note receivable was issued. Notes receivable from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payments as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants' elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan's administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There is also an administrative service fee charged to the individual participant's account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan's valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade-date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair market value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement. Interest income from notes receivable from participants is recorded on the accrual basis.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

2. INVESTMENTS

The Plan's investments consist of an interest in the SpartanNash Company Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net (depreciation) appreciation for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the years ended December 31:

	2014	2013
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	$ (1,767,359)	$ 29,252,058
Common stock	681,129	3,028,291
Total net (depreciation) appreciation	**$ (1,086,230)**	**$ 32,280,349**

The assets of the Master Trust are summarized as follows at December 31:

	2014	2013
Investments at fair value:		
Aberdeen International Equity Fund - Institutional Shares	$ 19,554,159*	$ -
Alger Small Cap Fund - Institutional Shares	-	4,119,574
Artisan Mid Cap Fund - Institutional Shares	29,390,689	-
Cohen & Steers Institutional Realty Shares Fund	1,190,507	-
Dodge & Cox Stock Fund	21,510,734	-
Eagle Small Cap Growth Fund I	6,677,390	-
Fidelity Balanced K Fund	37,168,311*	-
Fidelity Balanced Fund	-	12,696,871*
Fidelity Freedom K 2005 Fund	-	232,300
Fidelity Freedom K 2010 Fund	-	2,037,827
Fidelity Freedom K 2015 Fund	-	6,235,130
Fidelity Freedom K 2020 Fund	-	14,628,789
Fidelity Freedom K 2025 Fund	-	8,710,780
Fidelity Freedom K 2030 Fund	-	13,149,437
Fidelity Freedom K 2035 Fund	-	4,821,625
Fidelity Freedom K 2040 Fund	-	8,395,252
Fidelity Freedom K 2045 Fund	-	934,824

(Continued)

SpartanNash Company
Savings Plus Plan for Union Associates

NOTES TO FINANCIAL STATEMENTS

	2014	2013
Investments at fair value (continued):		
Fidelity Freedom K 2050 Fund	$ -	$ 1,456,698
Fidelity Freedom K 2055 Fund	-	741,127
Fidelity Freedom K Income Fund	-	1,703,320
Fidelity International Discovery Fund	-	15,394,515*
Fidelity Spartan Extended Market Index Advantage Fund	2,206,095	-
Harbor Capital Appreciation Fund - Institutional Shares	50,084,719*	25,862,764*
MFS Massachusetts Investors Trust Fund	-	13,940,898*
MFS Value R3 Fund	-	8,131,944
Nuveen Mid Cap Growth Opportunity Fund	-	9,303,960
Perkins Mid Cap Value Fund	-	6,919,934
PIMCO Total Return Fund - Admiral Shares	-	18,094,887*
PIMCO Total Return Fund - Institutional Class	26,349,430*	-
RS Emerging Markets Fund	-	673,837
RS Partners Fund	10,485,759	10,367,074
SpartanNash Company Common Stock	7,481,721*	7,685,996*
Spartan 500 Index Fund - Investor Class	47,702,281*	13,906,065
Templeton Institutional Foreign Equity Service Fund	534,922	-
T. Rowe Price Retirement Balanced Fund	4,246,579	-
T. Rowe Price Retirement 2010 Fund	4,281,983	-
T. Rowe Price Retirement 2015 Fund	9,976,819	-
T. Rowe Price Retirement 2020 Fund	28,876,421	-
T. Rowe Price Retirement 2025 Fund	16,140,672	-
T. Rowe Price Retirement 2030 Fund	22,181,200	-
T. Rowe Price Retirement 2035 Fund	8,756,997	-
T. Rowe Price Retirement 2040 Fund	13,020,615	-
T. Rowe Price Retirement 2045 Fund	2,540,304	-
T. Rowe Price Retirement 2050 Fund	3,096,385	-
T. Rowe Price Retirement 2055 Fund	1,292,466	-
Vanguard Selected Value Fund - Investor shares	18,245,357	-
Vanguard Retirement Savings Trust Fund II	41,392,158	-
Vanguard Total Bond Market Index Fund - Admiral Shares	1,838,283	-
Vanguard Emerging Markets Stock Index Fund - Admiral Shares	1,218,757	-
Vanguard Total International Stock Index Fund - Admiral Shares	1,268,985	-
Fidelity Managed Income Portfolio II Fund	19,709,945*	23,156,466*
Total investments	$ 458,420,643	$ 233,301,894
Plan's investment in the Master Trust	$ 32,697,342	$ 32,704,697
Plan's percentage interest in total assets of the Master Trust	7.13%	14.02%

*The Plan's share of the investment fund represents 5% or more of the SpartanNash Company Savings Plus Plan for Union Associates net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2014 and 2013:

Mutual funds: Shares held in mutual funds valued at quoted prices that represent the net asset value ("NAV") of shares held by the Plan at year end are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Stable value collective trusts: These investments are public investment securities valued using the NAV provided by Fidelity and are classified as Level 2. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common stock: SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2014	**Total**	**Level 1**	**Level 2**	**Level 3**
Mutual funds:				
Balanced funds	$ 67,764,320	$ 67,764,320	$ -	$ -
Value funds	40,291,013	40,291,013	-	-
Growth funds	86,152,798	86,152,798	-	-
Equity funds	30,039,918	30,039,918	-	-
Index funds	54,234,401	54,234,401	-	-
Lifecycle funds	110,163,862	110,163,862	-	-
Other funds	1,190,507	1,190,507	-	-
Total mutual funds	389,836,819	389,836,819	-	-
Stable Value Collective Trusts	61,102,103	-	61,102,103	-
Common stock	7,481,721	7,481,721	-	-
Total investments held in Master Trust at fair value	**$ 458,420,643**	**$ 397,318,540**	**$ 61,102,103**	**$ -**

2013	**Total**	**Level 1**	**Level 2**	**Level 3**
Mutual funds:				
Balanced funds	$ 46,186,273	$ 46,186,273	$ -	$ -
Value funds	15,051,878	15,051,878	-	-
Growth funds	39,286,298	39,286,298	-	-
Equity funds	24,981,809	24,981,809	-	-
Income funds	1,703,320	1,703,320	-	-
Index funds	13,906,065	13,906,065	-	-
Lifecycle funds	61,343,789	61,343,789	-	-
Total mutual funds	202,459,432	202,459,432	-	-
Stable Value Collective Trusts	23,156,466	-	23,156,466	-
Common stock	7,685,996	7,685,996	-	-
Total investments held in Master Trust at fair value	**$ 233,301,894**	**$ 210,145,428**	**$ 23,156,466**	**$ -**

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2014			
Investment Type	**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Stable Value Collective Trusts:				
Fixed Income Securities	$ 61,102,103	$ -	Daily	Daily

	2013			
Investment Type	**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Stable Value Collective Trusts:				
Fixed Income Securities	$ 23,156,466	$ -	Daily	Daily

The following is a description of the investment strategy for Common Collective Trust accounts at December 31, 2014 and 2013:

Fixed Income Securities: These funds include investments that seek to provide current income and realize maximum total return, consistent with preservation of capital and prudent investment management, by investing in money market instruments, short-term U.S. government and agency securities, fixed income securities and corporate debt securities.

4. INVESTMENT CONTRACTS

The Plan, through the Master Trust, has entered into fully benefit-responsive investment contracts with Fidelity Investments (Fidelity) and Vanguard. Fidelity and Vanguard maintain contributions in general accounts which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity or Vanguard, as applicable. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract values. Contract values represent contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. The stable value collective trust investment issuers are contractually obligated to repay the principal and a specified interest rate that are guaranteed to the Plan.

As described in Note 1, because the stable value collective investment trust funds are fully benefit-responsive, contract values are the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts; however, the contracts are included in the statements of net assets available for benefits at fair value. The contract values of the investment contracts held by the Master Trust at December 31, 2014 and 2013 were $59,585,647 and $22,830,507, respectively.

There are no reserves against contract values for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on the interest rate credited to participants was approximately 1.32% and 1.12% for Fidelity for 2014 and 2013, respectively. For Vanguard, the average yield based on actual earnings was approximately 2.30% for 2014 and the interest rate credited to participants was approximately 1.89% for 2014.

Certain events limit the ability of the Plan to transact at contract values with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract values with participants are probable of occurring.

The stable value collective trusts do not permit Fidelity or Vanguard to terminate the agreements prior to the scheduled maturity dates.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $20,148 and $15,194 for 2014 and 2013, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $106,786,632 and $114,294,961 in such investments as of December 31, 2014 and 2013, respectively.

The Plan's investment in SpartanNash Company common stock as of December 31, 2014 and 2013 represents a party-in-interest transaction. The participating plans in the Master Trust together held 286,217 and 305,300 shares of SpartanNash Company common stock as of December 31, 2014 and 2013, respectively, representing approximately 0.76% and 0.82%, respectively, of the Company's outstanding shares as of each of those dates.

Cash dividends of $151,288 and $117,930 were paid to the Master Trust by SpartanNash Company during 2014 and 2013, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2011, that the Plan and the related master trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, stable value collective trusts and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

9. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $18 were transferred to the Plan in the normal course of Plan activities during 2014 from the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of the SpartanNash Company Savings Plus Plan. Assets totaling $2,245 were transferred from the Plan in the normal course of Plan activities during 2013 to the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of this Plan.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company
Savings Plus Plan for Union Associates

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$ 32,697,342
*	Notes receivable from participants	Notes receivable, maturity 1–15 years, with annual rates ranging between 5.25% and 10.50%, collateralized by participant account balances	890,868
	Total		**$ 33,588,210**

a) An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794, No. 333-145432, No. 333-161745 and No. 333-186683) for SpartanNash Company of our report dated June 25, 2015, relating to the statements of net assets available for benefits of SpartanNash Company Savings Plus Plan for Union Associates as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2014 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of SpartanNash Company Savings Plus Plan for Union Associates for the year ended December 31, 2014.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

Grand Rapids, Michigan
June 25, 2015

EXHIBIT 99.1

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

JUNE 25, 2015

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of SpartanNash Company common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 26, 2010, and its value as of the end of each subsequent fiscal year shown below. SpartanNash Company's fiscal year previously ended on the last Saturday of March each year. Effective with the transition fiscal year ended December 28, 2013, SpartanNash Company's fiscal year ends on the Saturday closest to December 31.

	Initial Investment on 3/26/10 Value	3/26/11 Value	3/31/12 Value	3/30/13 Value	12/28/13 Value	01/03/15 Value
SpartanNash Company Common Stock	$ 1,000.00	$ 1,053.79	$ 1,287.38	$ 1,271.97	$ 1,742.12	$ 1,750.93

The Company began paying a quarterly dividend of $0.05 per common share on March 14, 2006. The quarterly dividend was increased to $.065 per common share on June 15, 2011, increased to $0.08 per common share on June 15, 2012, increased to $0.09 per common share on June 21, 2013 and increased to $0.12 per common share on March 28, 2014. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to ________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTANNASH COMPANY SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2014 and December 31, 2013

Notes to Financial Statements

Supplemental Schedule as of December 31, 2014

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 25, 2015

By: SPARTANNASH COMPANY
Plan Administrator



By: David M. Staples
Executive Vice President and Chief Operating Officer (Principal Financial Officer)

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm
99.1	Performance Table


SpartanNash

SpartanNash Company
Savings Plus Plan for Union Associates

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

Rehmann
Business wisdom delivered.

SpartanNash Company
Savings Plus Plan for Union Associates

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
SpartanNash Company Savings Plus Plan
for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***SpartanNash Company Savings Plus Plan for Union Associates*** (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying December 31, 2014 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the SpartanNash Company Savings Plus Plan for Union Associates' financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

June 25, 2015
Grand Rapids, Michigan

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2014	2013
ASSETS		
Investments at fair value		
Plan interest in SpartanNash Company Savings Plus Master Trust	$ 32,697,342	$ 32,704,697
Notes receivable from participants	890,868	1,007,927
Net assets available for benefits at fair value	**33,588,210**	**33,712,624**
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,303)	(45,447)
Net assets available for benefits (equal to total assets)	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31	
	2014	**2013**
Additions to net assets attributed to		
Contributions		
Participants	$ 1,153,215	$ 1,250,411
Rollover	658	1,283
Total contributions	**1,153,873**	**1,251,694**
Investment income		
Net (depreciation) appreciation in aggregate fair value of investments in SpartanNash Company Savings Plus Master Trust	(99,910)	4,843,597
Dividends and interest	1,928,186	1,367,921
Total investment income	**1,828,276**	**6,211,518**
Interest income – notes receivable from participants	47,497	49,636
Total additions	**3,029,646**	**7,512,848**
Deductions from net assets attributed to		
Benefits paid to participants	3,128,786	3,211,394
Administrative expenses	20,148	15,194
Total deductions	**3,148,934**	**3,226,588**
Net (decrease) increase before plan transfers	**(119,288)**	**4,286,260**
Net transfers from (to) non-union plan	18	(2,245)
Net (decrease) increase	**(119,270)**	**4,284,015**
Net assets available for benefits		
Beginning of year	33,667,177	29,383,162
End of year	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***SpartanNash Company Savings Plus Plan for Union Associates***, formerly known as Spartan Stores, Inc. Savings Plus Plan for Union Associates, (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of SpartanNash Company (the "Plan Sponsor" or "Company") represented by the General Teamsters Union except for employees of the Nash Finch Company and its subsidiaries. Employees are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2015, the name of the plan was changed to the "SpartanNash Company Savings Plus Plan for Union Associates."

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions ("rollovers") from other qualified defined benefit or defined contribution plans. Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (Note 2). The Plan has offered mutual funds, stable value collective trusts and the common stock of the Plan Sponsor as investment options for participants. Effective December 31, 2014, the Plan no longer offered the common stock of the Plan Sponsor as an investment option. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the note receivable cannot exceed $50,000, reduced by the participant's highest outstanding note receivable balance during the 12-month period immediately preceding the note receivable issuance date. The terms for new notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the note receivable was issued. Notes receivable from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payments as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants' elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan's administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There is also an administrative service fee charged to the individual participant's account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan's valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade-date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair market value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement. Interest income from notes receivable from participants is recorded on the accrual basis.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

2. INVESTMENTS

The Plan's investments consist of an interest in the SpartanNash Company Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net (depreciation) appreciation for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the years ended December 31:

	2014	2013
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	$ (1,767,359)	$ 29,252,058
Common stock	681,129	3,028,291
Total net (depreciation) appreciation	**$ (1,086,230)**	**$ 32,280,349**

The assets of the Master Trust are summarized as follows at December 31:

	2014	2013
Investments at fair value:		
Aberdeen International Equity Fund - Institutional Shares	$ 19,554,159*	$ -
Alger Small Cap Fund - Institutional Shares	-	4,119,574
Artisan Mid Cap Fund - Institutional Shares	29,390,689	-
Cohen & Steers Institutional Realty Shares Fund	1,190,507	-
Dodge & Cox Stock Fund	21,510,734	-
Eagle Small Cap Growth Fund I	6,677,390	-
Fidelity Balanced K Fund	37,168,311*	-
Fidelity Balanced Fund	-	12,696,871*
Fidelity Freedom K 2005 Fund	-	232,300
Fidelity Freedom K 2010 Fund	-	2,037,827
Fidelity Freedom K 2015 Fund	-	6,235,130
Fidelity Freedom K 2020 Fund	-	14,628,789
Fidelity Freedom K 2025 Fund	-	8,710,780
Fidelity Freedom K 2030 Fund	-	13,149,437
Fidelity Freedom K 2035 Fund	-	4,821,625
Fidelity Freedom K 2040 Fund	-	8,395,252
Fidelity Freedom K 2045 Fund	-	934,824

(Continued)

SpartanNash Company
Savings Plus Plan for Union Associates

NOTES TO FINANCIAL STATEMENTS

	2014	2013
Investments at fair value (continued):		
Fidelity Freedom K 2050 Fund	$ -	$ 1,456,698
Fidelity Freedom K 2055 Fund	-	741,127
Fidelity Freedom K Income Fund	-	1,703,320
Fidelity International Discovery Fund	-	15,394,515*
Fidelity Spartan Extended Market Index Advantage Fund	2,206,095	-
Harbor Capital Appreciation Fund - Institutional Shares	50,084,719*	25,862,764*
MFS Massachusetts Investors Trust Fund	-	13,940,898*
MFS Value R3 Fund	-	8,131,944
Nuveen Mid Cap Growth Opportunity Fund	-	9,303,960
Perkins Mid Cap Value Fund	-	6,919,934
PIMCO Total Return Fund - Admiral Shares	-	18,094,887*
PIMCO Total Return Fund - Institutional Class	26,349,430*	-
RS Emerging Markets Fund	-	673,837
RS Partners Fund	10,485,759	10,367,074
SpartanNash Company Common Stock	7,481,721*	7,685,996*
Spartan 500 Index Fund - Investor Class	47,702,281*	13,906,065
Templeton Institutional Foreign Equity Service Fund	534,922	-
T. Rowe Price Retirement Balanced Fund	4,246,579	-
T. Rowe Price Retirement 2010 Fund	4,281,983	-
T. Rowe Price Retirement 2015 Fund	9,976,819	-
T. Rowe Price Retirement 2020 Fund	28,876,421	-
T. Rowe Price Retirement 2025 Fund	16,140,672	-
T. Rowe Price Retirement 2030 Fund	22,181,200	-
T. Rowe Price Retirement 2035 Fund	8,756,997	-
T. Rowe Price Retirement 2040 Fund	13,020,615	-
T. Rowe Price Retirement 2045 Fund	2,540,304	-
T. Rowe Price Retirement 2050 Fund	3,096,385	-
T. Rowe Price Retirement 2055 Fund	1,292,466	-
Vanguard Selected Value Fund - Investor shares	18,245,357	-
Vanguard Retirement Savings Trust Fund II	41,392,158	-
Vanguard Total Bond Market Index Fund - Admiral Shares	1,838,283	-
Vanguard Emerging Markets Stock Index Fund - Admiral Shares	1,218,757	-
Vanguard Total International Stock Index Fund - Admiral Shares	1,268,985	-
Fidelity Managed Income Portfolio II Fund	19,709,945*	23,156,466*
Total investments	$ 458,420,643	$ 233,301,894
Plan's investment in the Master Trust	$ 32,697,342	$ 32,704,697
Plan's percentage interest in total assets of the Master Trust	7.13%	14.02%

*The Plan's share of the investment fund represents 5% or more of the SpartanNash Company Savings Plus Plan for Union Associates net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2014 and 2013:

Mutual funds: Shares held in mutual funds valued at quoted prices that represent the net asset value ("NAV") of shares held by the Plan at year end are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Stable value collective trusts: These investments are public investment securities valued using the NAV provided by Fidelity and are classified as Level 2. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common stock: SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

SpartanNash Company
Savings Plus Plan for Union Associates

NOTES TO FINANCIAL STATEMENTS

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2014	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 67,764,320	$ 67,764,320	$ -	$ -
Value funds	40,291,013	40,291,013	-	-
Growth funds	86,152,798	86,152,798	-	-
Equity funds	30,039,918	30,039,918	-	-
Index funds	54,234,401	54,234,401	-	-
Lifecycle funds	110,163,862	110,163,862	-	-
Other funds	1,190,507	1,190,507	-	-
Total mutual funds	389,836,819	389,836,819	-	-
Stable Value Collective Trusts	61,102,103	-	61,102,103	-
Common stock	7,481,721	7,481,721	-	-
Total investments held in Master Trust at fair value	**$ 458,420,643**	**$ 397,318,540**	**$ 61,102,103**	**$ -**

2013	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 46,186,273	$ 46,186,273	$ -	$ -
Value funds	15,051,878	15,051,878	-	-
Growth funds	39,286,298	39,286,298	-	-
Equity funds	24,981,809	24,981,809	-	-
Income funds	1,703,320	1,703,320	-	-
Index funds	13,906,065	13,906,065	-	-
Lifecycle funds	61,343,789	61,343,789	-	-
Total mutual funds	202,459,432	202,459,432	-	-
Stable Value Collective Trusts	23,156,466	-	23,156,466	-
Common stock	7,685,996	7,685,996	-	-
Total investments held in Master Trust at fair value	**$ 233,301,894**	**$ 210,145,428**	**$ 23,156,466**	**$ -**

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2014				
Investment Type		**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Stable Value Collective Trusts:					
Fixed Income Securities	$	61,102,103	$ -	Daily	Daily

	2013				
Investment Type		**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Stable Value Collective Trusts:					
Fixed Income Securities	$	23,156,466	$ -	Daily	Daily

The following is a description of the investment strategy for Common Collective Trust accounts at December 31, 2014 and 2013:

Fixed Income Securities: These funds include investments that seek to provide current income and realize maximum total return, consistent with preservation of capital and prudent investment management, by investing in money market instruments, short-term U.S. government and agency securities, fixed income securities and corporate debt securities.

4. INVESTMENT CONTRACTS

The Plan, through the Master Trust, has entered into fully benefit-responsive investment contracts with Fidelity Investments (Fidelity) and Vanguard. Fidelity and Vanguard maintain contributions in general accounts which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity or Vanguard, as applicable. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract values. Contract values represent contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. The stable value collective trust investment issuers are contractually obligated to repay the principal and a specified interest rate that are guaranteed to the Plan.

As described in Note 1, because the stable value collective investment trust funds are fully benefit-responsive, contract values are the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts; however, the contracts are included in the statements of net assets available for benefits at fair value. The contract values of the investment contracts held by the Master Trust at December 31, 2014 and 2013 were $59,585,647 and $22,830,507, respectively.

There are no reserves against contract values for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on the interest rate credited to participants was approximately 1.32% and 1.12% for Fidelity for 2014 and 2013, respectively. For Vanguard, the average yield based on actual earnings was approximately 2.30% for 2014 and the interest rate credited to participants was approximately 1.89% for 2014.

Certain events limit the ability of the Plan to transact at contract values with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract values with participants are probable of occurring.

The stable value collective trusts do not permit Fidelity or Vanguard to terminate the agreements prior to the scheduled maturity dates.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $20,148 and $15,194 for 2014 and 2013, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $106,786,632 and $114,294,961 in such investments as of December 31, 2014 and 2013, respectively.

The Plan's investment in SpartanNash Company common stock as of December 31, 2014 and 2013 represents a party-in-interest transaction. The participating plans in the Master Trust together held 286,217 and 305,300 shares of SpartanNash Company common stock as of December 31, 2014 and 2013, respectively, representing approximately 0.76% and 0.82%, respectively, of the Company's outstanding shares as of each of those dates.

Cash dividends of $151,288 and $117,930 were paid to the Master Trust by SpartanNash Company during 2014 and 2013, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2011, that the Plan and the related master trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, stable value collective trusts and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

9. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $18 were transferred to the Plan in the normal course of Plan activities during 2014 from the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of the SpartanNash Company Savings Plus Plan. Assets totaling $2,245 were transferred from the Plan in the normal course of Plan activities during 2013 to the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of this Plan.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company
Savings Plus Plan for Union Associates

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$ 32,697,342
*	Notes receivable from participants	Notes receivable, maturity 1–15 years, with annual rates ranging between 5.25% and 10.50%, collateralized by participant account balances	890,868
	Total		**$ 33,588,210**

a) An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794, No. 333-145432, No. 333-161745 and No. 333-186683) for SpartanNash Company of our report dated June 25, 2015, relating to the statements of net assets available for benefits of SpartanNash Company Savings Plus Plan for Union Associates as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2014 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of SpartanNash Company Savings Plus Plan for Union Associates for the year ended December 31, 2014.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

Grand Rapids, Michigan
June 25, 2015

EXHIBIT 99.1

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

JUNE 25, 2015

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of SpartanNash Company common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 26, 2010, and its value as of the end of each subsequent fiscal year shown below. SpartanNash Company's fiscal year previously ended on the last Saturday of March each year. Effective with the transition fiscal year ended December 28, 2013, SpartanNash Company's fiscal year ends on the Saturday closest to December 31.

	Initial Investment on 3/26/10 Value	3/26/11 Value	3/31/12 Value	3/30/13 Value	12/28/13 Value	01/03/15 Value
SpartanNash Company Common Stock	$ 1,000.00	$ 1,053.79	$ 1,287.38	$ 1,271.97	$ 1,742.12	$ 1,750.93

The Company began paying a quarterly dividend of $0.05 per common share on March 14, 2006. The quarterly dividend was increased to $.065 per common share on June 15, 2011, increased to $0.08 per common share on June 15, 2012, increased to $0.09 per common share on June 21, 2013 and increased to $0.12 per common share on March 28, 2014. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to ________

Commission File Nos. 333-66430 and 333-100794

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **SPARTANNASH COMPANY SAVINGS PLUS PLAN FOR UNION ASSOCIATES**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: **SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700**

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013

Statements of Changes in Net Assets Available for Benefits for the year ended
December 31, 2014 and December 31, 2013

Notes to Financial Statements

Supplemental Schedule as of December 31, 2014

EXHIBITS

The following exhibits are filed as part of this report:

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

Dated: June 25, 2015

By: SPARTANNASH COMPANY
Plan Administrator



By: David M. Staples
Executive Vice President and Chief Operating Officer (Principal Financial Officer)

EXHIBIT INDEX

23 Consent of Independent Registered Public Accounting Firm

99.1 Performance Table


SpartanNash

SpartanNash Company

Savings Plus Plan for Union Associates

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013


Rehmann
Business wisdom delivered.

SpartanNash Company
Savings Plus Plan for Union Associates

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
SpartanNash Company Savings Plus Plan
for Union Associates
850 76th Street
Grand Rapids, Michigan 49518

We have audited the accompanying statements of net assets available for benefits of the ***SpartanNash Company Savings Plus Plan for Union Associates*** (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying December 31, 2014 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the SpartanNash Company Savings Plus Plan for Union Associates' financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

June 25, 2015
Grand Rapids, Michigan

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2014	2013
ASSETS		
Investments at fair value		
Plan interest in SpartanNash Company Savings Plus Master Trust	$ 32,697,342	$ 32,704,697
Notes receivable from participants	890,868	1,007,927
Net assets available for benefits at fair value	**33,588,210**	**33,712,624**
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,303)	(45,447)
Net assets available for benefits (equal to total assets)	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

SpartanNash Company
Savings Plus Plan for Union Associates

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31	
	2014	**2013**
Additions to net assets attributed to		
Contributions		
Participants	$ 1,153,215	$ 1,250,411
Rollover	658	1,283
Total contributions	**1,153,873**	**1,251,694**
Investment income		
Net (depreciation) appreciation in aggregate fair value of investments in SpartanNash Company Savings Plus Master Trust	(99,910)	4,843,597
Dividends and interest	1,928,186	1,367,921
Total investment income	**1,828,276**	**6,211,518**
Interest income – notes receivable from participants	47,497	49,636
Total additions	**3,029,646**	**7,512,848**
Deductions from net assets attributed to		
Benefits paid to participants	3,128,786	3,211,394
Administrative expenses	20,148	15,194
Total deductions	**3,148,934**	**3,226,588**
Net (decrease) increase before plan transfers	**(119,288)**	**4,286,260**
Net transfers from (to) non-union plan	18	(2,245)
Net (decrease) increase	**(119,270)**	**4,284,015**
Net assets available for benefits		
Beginning of year	33,667,177	29,383,162
End of year	**$ 33,547,907**	**$ 33,667,177**

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the ***SpartanNash Company Savings Plus Plan for Union Associates***, formerly known as Spartan Stores, Inc. Savings Plus Plan for Union Associates, (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of SpartanNash Company (the "Plan Sponsor" or "Company") represented by the General Teamsters Union except for employees of the Nash Finch Company and its subsidiaries. Employees are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2015, the name of the plan was changed to the "SpartanNash Company Savings Plus Plan for Union Associates."

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions up to the maximum allowed by the Internal Revenue Code. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions ("rollovers") from other qualified defined benefit or defined contribution plans. Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (Note 2). The Plan has offered mutual funds, stable value collective trusts and the common stock of the Plan Sponsor as investment options for participants. Effective December 31, 2014, the Plan no longer offered the common stock of the Plan Sponsor as an investment option. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account balance.

Vesting

All funds contributed to the Plan are 100% vested and nonforfeitable.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500, up to a maximum of 50% of the participant's account balance. Additionally, to be non-taxable, the note receivable cannot exceed $50,000, reduced by the participant's highest outstanding note receivable balance during the 12-month period immediately preceding the note receivable issuance date. The terms for new notes receivable from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are collateralized by the balance in the participant's account and bear interest at annual rates ranging from 5.25% to 10.50%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time the note receivable was issued. Notes receivable from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest is reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant's account or installment payments as defined by the Plan agreement. All accounts less than $5,000 in value as of the last date of employment require a lump sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants' elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Administrative Expenses

The Plan's administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Fees for participant record keeping services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There is also an administrative service fee charged to the individual participant's account at the time a note receivable is issued.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan's valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade-date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair market value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement. Interest income from notes receivable from participants is recorded on the accrual basis.

Payment of Benefits

Benefits are deducted from Plan assets when paid.

2. INVESTMENTS

The Plan's investments consist of an interest in the SpartanNash Company Savings Plus Master Trust (the "Master Trust"), a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. ("Fidelity"). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for investment and administrative purposes. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

The net (depreciation) appreciation for both participating plans in the Master Trust (including investments bought, sold, as well as held during the year) are summarized as follows for the years ended December 31:

	2014	2013
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	$ (1,767,359)	$ 29,252,058
Common stock	681,129	3,028,291
Total net (depreciation) appreciation	**$ (1,086,230)**	**$ 32,280,349**

The assets of the Master Trust are summarized as follows at December 31:

	2014	2013
Investments at fair value:		
Aberdeen International Equity Fund - Institutional Shares	$ 19,554,159*	$ -
Alger Small Cap Fund - Institutional Shares	-	4,119,574
Artisan Mid Cap Fund - Institutional Shares	29,390,689	-
Cohen & Steers Institutional Realty Shares Fund	1,190,507	-
Dodge & Cox Stock Fund	21,510,734	-
Eagle Small Cap Growth Fund I	6,677,390	-
Fidelity Balanced K Fund	37,168,311*	-
Fidelity Balanced Fund	-	12,696,871*
Fidelity Freedom K 2005 Fund	-	232,300
Fidelity Freedom K 2010 Fund	-	2,037,827
Fidelity Freedom K 2015 Fund	-	6,235,130
Fidelity Freedom K 2020 Fund	-	14,628,789
Fidelity Freedom K 2025 Fund	-	8,710,780
Fidelity Freedom K 2030 Fund	-	13,149,437
Fidelity Freedom K 2035 Fund	-	4,821,625
Fidelity Freedom K 2040 Fund	-	8,395,252
Fidelity Freedom K 2045 Fund	-	934,824

(Continued)

	2014	2013
Investments at fair value (continued):		
Fidelity Freedom K 2050 Fund	$ -	$ 1,456,698
Fidelity Freedom K 2055 Fund	-	741,127
Fidelity Freedom K Income Fund	-	1,703,320
Fidelity International Discovery Fund	-	15,394,515*
Fidelity Spartan Extended Market Index Advantage Fund	2,206,095	-
Harbor Capital Appreciation Fund - Institutional Shares	50,084,719*	25,862,764*
MFS Massachusetts Investors Trust Fund	-	13,940,898*
MFS Value R3 Fund	-	8,131,944
Nuveen Mid Cap Growth Opportunity Fund	-	9,303,960
Perkins Mid Cap Value Fund	-	6,919,934
PIMCO Total Return Fund - Admiral Shares	-	18,094,887*
PIMCO Total Return Fund - Institutional Class	26,349,430*	-
RS Emerging Markets Fund	-	673,837
RS Partners Fund	10,485,759	10,367,074
SpartanNash Company Common Stock	7,481,721*	7,685,996*
Spartan 500 Index Fund - Investor Class	47,702,281*	13,906,065
Templeton Institutional Foreign Equity Service Fund	534,922	-
T. Rowe Price Retirement Balanced Fund	4,246,579	-
T. Rowe Price Retirement 2010 Fund	4,281,983	-
T. Rowe Price Retirement 2015 Fund	9,976,819	-
T. Rowe Price Retirement 2020 Fund	28,876,421	-
T. Rowe Price Retirement 2025 Fund	16,140,672	-
T. Rowe Price Retirement 2030 Fund	22,181,200	-
T. Rowe Price Retirement 2035 Fund	8,756,997	-
T. Rowe Price Retirement 2040 Fund	13,020,615	-
T. Rowe Price Retirement 2045 Fund	2,540,304	-
T. Rowe Price Retirement 2050 Fund	3,096,385	-
T. Rowe Price Retirement 2055 Fund	1,292,466	-
Vanguard Selected Value Fund - Investor shares	18,245,357	-
Vanguard Retirement Savings Trust Fund II	41,392,158	-
Vanguard Total Bond Market Index Fund - Admiral Shares	1,838,283	-
Vanguard Emerging Markets Stock Index Fund - Admiral Shares	1,218,757	-
Vanguard Total International Stock Index Fund - Admiral Shares	1,268,985	-
Fidelity Managed Income Portfolio II Fund	19,709,945*	23,156,466*
Total investments	$ 458,420,643	$ 233,301,894
Plan's investment in the Master Trust	$ 32,697,342	$ 32,704,697
Plan's percentage interest in total assets of the Master Trust	7.13%	14.02%

*The Plan's share of the investment fund represents 5% or more of the SpartanNash Company Savings Plus Plan for Union Associates net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability; and
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2014 and 2013:

Mutual funds: Shares held in mutual funds valued at quoted prices that represent the net asset value ("NAV") of shares held by the Plan at year end are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Stable value collective trusts: These investments are public investment securities valued using the NAV provided by Fidelity and are classified as Level 2. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Common stock: SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31:

2014	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 67,764,320	$ 67,764,320	$ -	$ -
Value funds	40,291,013	40,291,013	-	-
Growth funds	86,152,798	86,152,798	-	-
Equity funds	30,039,918	30,039,918	-	-
Index funds	54,234,401	54,234,401	-	-
Lifecycle funds	110,163,862	110,163,862	-	-
Other funds	1,190,507	1,190,507	-	-
Total mutual funds	389,836,819	389,836,819	-	-
Stable Value Collective Trusts	61,102,103	-	61,102,103	-
Common stock	7,481,721	7,481,721	-	-
Total investments held in Master Trust at fair value	**$ 458,420,643**	**$ 397,318,540**	**$ 61,102,103**	**$ -**

2013	Total	Level 1	Level 2	Level 3
Mutual funds:				
Balanced funds	$ 46,186,273	$ 46,186,273	$ -	$ -
Value funds	15,051,878	15,051,878	-	-
Growth funds	39,286,298	39,286,298	-	-
Equity funds	24,981,809	24,981,809	-	-
Income funds	1,703,320	1,703,320	-	-
Index funds	13,906,065	13,906,065	-	-
Lifecycle funds	61,343,789	61,343,789	-	-
Total mutual funds	202,459,432	202,459,432	-	-
Stable Value Collective Trusts	23,156,466	-	23,156,466	-
Common stock	7,685,996	7,685,996	-	-
Total investments held in Master Trust at fair value	**$ 233,301,894**	**$ 210,145,428**	**$ 23,156,466**	**$ -**

The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31:

	2014			
Investment Type	**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Stable Value Collective Trusts:				
Fixed Income Securities	$ 61,102,103	$ -	Daily	Daily

	2013			
Investment Type	**Fair Value**	**Unfunded Commitments**	**Redemption Frequency**	**Redemption Notice Period**
Stable Value Collective Trusts:				
Fixed Income Securities	$ 23,156,466	$ -	Daily	Daily

The following is a description of the investment strategy for Common Collective Trust accounts at December 31, 2014 and 2013:

Fixed Income Securities: These funds include investments that seek to provide current income and realize maximum total return, consistent with preservation of capital and prudent investment management, by investing in money market instruments, short-term U.S. government and agency securities, fixed income securities and corporate debt securities.

4. INVESTMENT CONTRACTS

The Plan, through the Master Trust, has entered into fully benefit-responsive investment contracts with Fidelity Investments (Fidelity) and Vanguard. Fidelity and Vanguard maintain contributions in general accounts which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Fidelity or Vanguard, as applicable. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract values. Contract values represent contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. The stable value collective trust investment issuers are contractually obligated to repay the principal and a specified interest rate that are guaranteed to the Plan.

As described in Note 1, because the stable value collective investment trust funds are fully benefit-responsive, contract values are the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts; however, the contracts are included in the statements of net assets available for benefits at fair value. The contract values of the investment contracts held by the Master Trust at December 31, 2014 and 2013 were $59,585,647 and $22,830,507, respectively.

There are no reserves against contract values for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates are based on an agreed-upon formula with the issuers, but cannot be less than zero. Such interest rates are reviewed on a quarterly basis for resetting. The average yields based on actual earnings and based on the interest rate credited to participants was approximately 1.32% and 1.12% for Fidelity for 2014 and 2013, respectively. For Vanguard, the average yield based on actual earnings was approximately 2.30% for 2014 and the interest rate credited to participants was approximately 1.89% for 2014.

Certain events limit the ability of the Plan to transact at contract values with the issuers. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to quality for exemption from federal income taxes or any required prohibited transactions contemplated under ERISA. The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract values with participants are probable of occurring.

The stable value collective trusts do not permit Fidelity or Vanguard to terminate the agreements prior to the scheduled maturity dates.

5. RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan's assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services amounted to $20,148 and $15,194 for 2014 and 2013, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $106,786,632 and $114,294,961 in such investments as of December 31, 2014 and 2013, respectively.

The Plan's investment in SpartanNash Company common stock as of December 31, 2014 and 2013 represents a party-in-interest transaction. The participating plans in the Master Trust together held 286,217 and 305,300 shares of SpartanNash Company common stock as of December 31, 2014 and 2013, respectively, representing approximately 0.76% and 0.82%, respectively, of the Company's outstanding shares as of each of those dates.

Cash dividends of $151,288 and $117,930 were paid to the Master Trust by SpartanNash Company during 2014 and 2013, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 2011, that the Plan and the related master trust is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8. RISKS AND UNCERTAINTIES

The Plan invests in common stock of the Plan Sponsor, stable value collective trusts and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

9. TRANSFER OF ASSETS TO OR FROM THE PLAN

Assets totaling $18 were transferred to the Plan in the normal course of Plan activities during 2014 from the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of the SpartanNash Company Savings Plus Plan. Assets totaling $2,245 were transferred from the Plan in the normal course of Plan activities during 2013 to the SpartanNash Company Savings Plus Plan, a defined contribution plan, in connection with a change in employment status of certain SpartanNash Company associates who were formerly participants of this Plan.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company
Savings Plus Plan for Union Associates

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

PLAN #003

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$ 32,697,342
*	Notes receivable from participants	Notes receivable, maturity 1–15 years, with annual rates ranging between 5.25% and 10.50%, collateralized by participant account balances	890,868
	Total		**$ 33,588,210**

a) An asterisk in this column identifies a person known to be a party-in-interest.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements (Form S-8 No. 333-66430, No. 333-100794, No. 333-145432, No. 333-161745 and No. 333-186683) for SpartanNash Company of our report dated June 25, 2015, relating to the statements of net assets available for benefits of SpartanNash Company Savings Plus Plan for Union Associates as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related December 31, 2014 supplemental schedule of assets (held at end of year), included in the Annual Report on Form 11-K of SpartanNash Company Savings Plus Plan for Union Associates for the year ended December 31, 2014.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

Grand Rapids, Michigan
June 25, 2015

EXHIBIT 99.1

SPARTANNASH COMPANY
SAVINGS PLUS PLAN FOR UNION ASSOCIATES

JUNE 25, 2015

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933.

Performance History

The following table illustrates the investment performance of SpartanNash Company common stock, assuming the reinvestment of dividends. The table shows the value of a hypothetical initial investment of $1,000 on March 26, 2010, and its value as of the end of each subsequent fiscal year shown below. SpartanNash Company's fiscal year previously ended on the last Saturday of March each year. Effective with the transition fiscal year ended December 28, 2013, SpartanNash Company's fiscal year ends on the Saturday closest to December 31.

	Initial Investment on 3/26/10 Value	3/26/11 Value	3/31/12 Value	3/30/13 Value	12/28/13 Value	01/03/15 Value
SpartanNash Company Common Stock	$ 1,000.00	$ 1,053.79	$ 1,287.38	$ 1,271.97	$ 1,742.12	$ 1,750.93

The Company began paying a quarterly dividend of $0.05 per common share on March 14, 2006. The quarterly dividend was increased to $.065 per common share on June 15, 2011, increased to $0.08 per common share on June 15, 2012, increased to $0.09 per common share on June 21, 2013 and increased to $0.12 per common share on March 28, 2014. The Company's adoption of a dividend policy does not commit the board of directors to declare future dividends. Any future dividends will be considered and declared by the board of directors in its discretion. The ability of the board of directors to continue to declare dividends will depend on a number of factors, including the Company's future financial condition and profitability and compliance with the terms of its credit facilities.